September 13, 2022

BY EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:    Camden Property Trust
Definitive Proxy Statement on Schedule 14A
Filed March 24, 2022
File No. 001-12110

Ladies and Gentlemen:

On behalf of Camden Property Trust, we acknowledge receipt of the comment letter of the Staff of the United States Securities and Exchange Commission dated August 31, 2022 (the “Staff Letter”) with regard to the above-referenced proxy statement. We confirm we will revise our future proxy disclosures to address the applicable topics discussed in the Staff Letter as well as any material development to our risk oversight structure.

We acknowledge we and our management are responsible for the accuracy and adequacy of our disclosures notwithstanding any review, comments, actions or absence of action by the Staff.

Please contact me with any additional comments or questions regarding the proxy statement. Thank you for your assistance with this matter.

Sincerely,

CAMDEN PROPERTY TRUST

/s/ Joshua L. Lebar
                        Joshua L. Lebar
Senior Vice President - General Counsel and Secretary
CAMDEN
11 Greenway Plaza, Suite 2400 Houston, TX 77046 P 713 354 2500 F 713 354 2700